# Simmons Fine Foods LLC

## Profit and Loss

January 1 - May 30, 2024

| | TOTAL |
|---|---|
| **Income** | |
| Sales | 96,764.15 |
| **Total Income** | **$96,764.15** |
| Cost of Goods Sold | |
| Cost of Goods Sold | 18,637.16 |
| Direct Labor | 14,348.50 |
| **Total Cost of Goods Sold** | **32,985.66** |
| **Total Cost of Goods Sold** | **$32,985.66** |
| GROSS PROFIT | **$63,778.49** |
| **Expenses** | |
| Advertising & Marketing | 3,929.02 |
| Bank fees & service charges | 2,615.08 |
| Business Insurance | 4,960.06 |
| Business Travel | 1,252.02 |
| Office Expenses | 2,624.38 |
| Office Expenses - Software & Apps | 729.15 |
| Payroll Expense | 1,910.07 |
| Payroll Expense - Taxes | -19.74 |
| Payroll Expense - Wages | 971.00 |
| **Total Payroll Expense** | **2,861.33** |
| Pest Control and Cleaning Services | 118.00 |
| Rent & Lease Expense | 11,290.88 |
| Repair & Maintenance | 1,475.47 |
| Supplies & Materials | 926.00 |
| Utilities | 1,964.04 |
| **Total Expenses** | **$34,745.43** |
| NET OPERATING INCOME | **$29,033.06** |
| **Other Expenses** | |
| Depreciation Expense | 1,215.32 |
| Gas (deleted) | 29.34 |
| **Total Other Expenses** | **$1,244.66** |
| NET OTHER INCOME | **$ -1,244.66** |
| NET INCOME | **$27,788.40** |

# Simmons Fine Foods LLC

## Balance Sheet Summary

As of May 30, 2024

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | 45,203.38 |
| Accounts Receivable | 8,299.75 |
| Other Current Assets | 10.32 |
| **Total Current Assets** | **$53,513.45** |
| Fixed Assets | 52,495.48 |
| **TOTAL ASSETS** | **$106,008.93** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | 2,184.61 |
| Other Current Liabilities | 14,177.44 |
| **Total Current Liabilities** | **$16,362.05** |
| Long-Term Liabilities | 12,254.87 |
| **Total Liabilities** | **$28,616.92** |
| Equity | 77,392.01 |
| **TOTAL LIABILITIES AND EQUITY** | **$106,008.93** |

# Simmons Fine Foods LLC

## Statement of Cash Flows

### January 1 - May 30, 2024

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 27,788.40 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable | -5,656.12 |
| Fixed Asset - Baking Equipment:Accumulated Depreciation | 765.32 |
| Machinery and Equipment:Accumulated Depreciation | 450.00 |
| Accounts Payable | 384.61 |
| Clover Gratuity (Tips) | 3,272.43 |
| Payroll Tax Payable | -500.00 |
| Sales Tax Payable | 4,207.32 |
| South Carolina Department of Revenue Payable | 0.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **2,923.56** |
| **Net cash provided by operating activities** | **$30,711.96** |
| INVESTING ACTIVITIES | |
| Machinery and Equipment | -13,000.00 |
| **Net cash provided by investing activities** | **$ -13,000.00** |
| FINANCING ACTIVITIES | |
| Long Term Liabilities - Business Loan | -2,325.05 |
| Owner's Draw | -1,565.93 |
| Partner Contributions | 28,347.00 |
| **Net cash provided by financing activities** | **$24,456.02** |
| NET CASH INCREASE FOR PERIOD | **$42,167.98** |
| Cash at beginning of period | 3,035.40 |
| CASH AT END OF PERIOD | **$45,203.38** |